Exhibit 99.1

Passing of Genmab A/S’ Annual General Meeting

Company Announcement

●	At Genmab A/S’ Annual General Meeting held today April 13, 2021, the Annual Report for 2020 was approved
●	Discharge was given to the Board of Directors and the Executive Management and the year’s profit was carried forward
●	The 2020 Compensation Report was approved
●	Six members of the Board of Directors were re-elected
●	PricewaterhouseCoopers was re-elected as auditor of the Company
●	The proposal from the Board of Directors on the Board of Directors' remuneration for 2021, the proposals on the amended Remuneration Policy, the proposal to acquire treasury shares and the proposals to amend Article 4A, Article 5 and Article 5A and to enter a new Article 5B and a new Article 8B in the Articles of Association were adopted

COPENHAGEN, Denmark; April 13, 2021 – Genmab A/S (Nasdaq: GMAB) held its wholly virtual general meeting today at 14.00 CET. At the meeting, Deirdre P. Connelly, Chair of the Board of Directors gave – on behalf of the Board of Directors – a report on the Company’s activities during the past year. Chief Executive Officer Dr. Jan van de Winkel presented the Company’s plans for 2021, and Chief Financial Officer Mr. Anthony Pagano presented the Annual Report for 2020 endorsed by the auditors. The report was approved, and discharge was given to the Board of Directors and the Executive Management.

It was decided that the year’s profit of DKK 4,758 million be carried forward by transfer to retained earnings, as stated in the Annual Report.

The 2020 Compensation Report was approved.

Ms. Deirdre P. Connelly, Ms. Pernille Erenbjerg, Mr. Rolf Hoffmann, Dr. Paolo Paoletti, Mr. Jonathan Peacock and Dr. Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period.

PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab was re-elected as the Company’s auditor.

The General Meeting adopted the proposals from the Board of Directors, as follows:

●	The proposal to adopt the Board of Directors’ remuneration for 2021.

●	The proposals to adopt an amended Remuneration Policy for the Board of Directors and the Executive Management.

●	The proposal to authorize the Board of Directors to allow the Company to acquire treasury shares up to a nominal amount of DKK 500,000.

●	The proposal to replace the authorizations in Article 4A (to issue new shares) and Article 5A (to issue convertible debt instruments) of the Articles of Association with new authorizations to the Board of Directors to issue new shares and convertible debt instruments respectively, which collectively can be utilized to increase the share capital of the Company up to a total nominal amount of DKK 5,500,000 with and without preemption right for the existing shareholders, respectively for a period ending on April 12, 2026 and thereby to amend Articles 4A and 5A and to adopt a new Article 5B.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 28
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Passing of Genmab A/S’ Annual General Meeting

●	The proposal to amend Article 5 of the Articles of Association so that the Board of Directors is authorized to issue additional warrants that give the right to subscribe up to nominally DKK 750,000 shares in the Company.

●	The proposal to adopt a new Article 8B of the Articles of Association authorizing the Board of Directors to assemble general meetings as wholly virtual meetings.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 28
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122